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                                                                      EXHIBIT 15

FOR: IMMEDIATE RELEASE
CONTACT: Edward P. Norris
          Chief Financial Officer
          (203) 356-9000

     STAMFORD, Conn., March 3, 1995 -- American Maize-Products Company (ASE:AZE) announced today that the proposal by Usaha Tegas sdn. bhd. to acquire the American Maize Class B common stock owned by and for the benefit of William Ziegler, III, Chairman of the Board of the Company, his sister Helen Z. Steinkraus, and their respective families for $44 per share was extended until March 10, 1995 from March 1st. If such proposal is accepted, Usaha Tegas would propose a merger with American Maize at a purchase price of $40.25 per share for all of American Maize's remaining Class A and Class B common stock. Usaha Tegas has made no proposal to American Maize regarding an acquisition.

     Mr. Ziegler, Mrs. Steinkraus and their respective families' trusts own GIH Corp. GIH Corp. owns approximately 13.4% of American Maize Class A Common Stock and approximately 47.3% of American Maize Class B Common Stock. Control of GIH Corp. is the subject of litigation pending between the Ziegler and Steinkraus families.

     Pursuant to a merger agreement signed with American Maize, Eridania Beghin-Say, S.A. commenced a tender offer on February 28, 1995 for all outstanding shares of American Maize common stock at a price of $40 per share. Following the successful completion of the tender offer, a subsidiary of Eridania will merge with American Maize and holders of all remaining shares of American Maize will receive $40 per share. The Board of Directors of the Company has approved the tender offer and the merger.

     American Maize, based in Stamford, Connecticut, produces corn sweeteners and a variety of specialty food and industrial starches at plants in Hammond, Indiana, Decatur, Alabama and Dimmitt, Texas. The Company also produces cigars and smokeless tobacco products at plants located in Jacksonville, Florida and Wheeling, West Virginia.

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